Exhibit 12

General Electric Capital Corporation and consolidated affiliates
Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Six months ended June 30, 2012

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$3,940	$3,940
Plus:
Interest included in expense(b)	6,184	6,184
One-third of rental expense(c)	101	101
Adjusted “earnings”	$10,225	$10,225

Fixed charges:
Interest included in expense(b)	$6,184	$6,184
Interest capitalized	13	13
One-third of rental expense(c)	101	101
Total fixed charges	$6,298	$6,298

Ratio of earnings to fixed charges	1.62

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to
earnings from continuing operations		1.07

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		$6,298

Total fixed charges and preferred stock dividend requirements		$6,298

Ratio of earnings to combined fixed charges and
preferred stock dividends		1.62

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.